SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 26, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Everlink Services acquires CGI’s electronic switching assets

Calgary, Alberta and Montreal, Quebec, October 26, 2005 – Everlink Payment Services Inc. (Everlink Services), a leading Canadian electronic transaction switching service provider, and CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), among the largest independent information technology and business process services firms in the world, today announced that they have signed an asset purchase agreement under which Everlink Services will acquire CGI’s electronic switching assets for CDN$28 million. The transaction is expected to close by the end of the year; the closing is conditional upon certain usual conditions.

Everlink is acquiring CGI’s electronic switching IP, which includes the Relay™ and CyberGateway™ switching solutions. As part of the transaction, 39 CGI professionals will join Everlink Services. CGI will continue to service credit unions providing banking services through its credit union banking group.

“This acquisition will help us grow our presence as the dominant switching provider in Canada,” said Michael Feliciano, president of Everlink Services. “We are excited about the new team of professionals joining Everlink as we continue to expand and meet the needs of organizations of all sizes by providing reliable, high-performance authorization, switching and payment processing solutions.”

CGI president and COO, Michael Roach said: “As part of our ongoing business practice, we are continually assessing our operations to ensure that we are in line with our strategy in each of our markets. With respect to our electronic switching assets, we came to the conclusion that the interests of our clients and professionals are best served through our decision to divest and align these services with Everlink Services.”

About Everlink

Everlink Payment Services Inc. is a leading Canadian electronic transaction switching provider that specializes in gateway transaction switching, ATM driving and monitoring, and debit card processing.  Everlink's target market includes Canadian credit unions, banks, and independent service organizations of all sizes.

Everlink’s cost-effective and comprehensive list of products and services meet the individual needs of over 200 companies.  Architected with a scalable processing environment, leading-edge technology and infrastructure, Everlink prides itself on setting industry standards with its reliable, high-performance authorization, switching and payment processing solutions.

Everlink was formed in 2003 and is owned by Celero Solutions and NYCE Corporation, a Metavante Corporation company.  Web Site: www.everlink.ca

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at June 30, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Everlink Services

Shelly Nowroski, marketing and communications

(403) 258-5953

CGI

Investor relations

Jane Watson, vice-president, investor relations

(416) 945-3616

Ronald White, director, investor relations

(514) 841-3230

Media relations

Eileen Murphy, director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: October 26, 2005	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary